AeroClean Technologies, Inc.

10455 Riverside Drive

Palm Beach Gardens, FL 33410
(833) 652-5326

June 29, 2022

VIA EDGAR

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:	Lauren Pierce

Re:	AeroClean Technologies, Inc. Request to Withdraw Regulation A Offering Statement on Form 1-A

Filed June 22, 2022
File No.: 024-11918

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, we hereby respectfully request the immediate withdrawal of the above-captioned offering statement on Form 1-A (File No.: 024-11918) of AeroClean Technologies, Inc., a Delaware corporation (the Company), and all exhibits thereto (collectively, the Offering Statement) filed by the Company with the Securities and Exchange Commission (the Commission) on June 22, 2022.

The Company is requesting the Commission’s consent to the withdrawal of the Offering Statement because the Company has determined not to proceed with the offering at this time. Since the Offering Statement has not been declared qualified, the Company has not sold any of the securities pursuant to the Offering Statement, and no funds have been received from investors.

Please forward copies of the order consenting to the withdrawal of the Offering Statement to Jason DiBona via email at jdibona@aeroclean.com, with a copy to Valerie Ford Jacob at valerie.jacob@freshfields.com.

Sincerely,

AeroClean Technologies, Inc.

By: /s/ Jason DiBona
Name: Jason DiBona
Title: Chief Executive Officer